UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

AquaVenture Holdings Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G0443N107

(CUSIP Number)

Copies to:

John Griffith

Vice President and General Counsel

Culligan International Company

9399 W. Higgins Rd, Ste 1100

Rosemont, IL 60018

and

James Westra

Managing Partner and Chief Legal Officer

Advent International Corporation

Prudential Tower

800 Boylston Street

Boston, MA 02199-8069

Copy to:

James R. Griffin

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, TX 75201

Telephone: (214) 746-7779

Ramona Nee

Weil, Gotshal & Manges LLP

100 Federal Street, 34th Floor

Boston, Massachusetts 02110

Telephone: (617) 772-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0443N107	13D	Page 1

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 100 – (See Item 4)(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100 – (See Item 4) (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

1

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 2

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 100 – (See Item 4) (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100 – (See Item 4) (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON OO

2

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 3

1	NAMES OF REPORTING PERSONS GPE VIII GP S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON OO

3

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 4

1	NAMES OF REPORTING PERSONS AP GPE VIII GP LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

4

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 5

1	NAMES OF REPORTING PERSONS GPE VIII GP LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

5

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 6

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

6

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 7

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII-B-1 LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100– (See Item 4) (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

7

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 8

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII-B-2 LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (8)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

8

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 9

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII-B-3 LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100– (See Item 4) (9)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

9

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 10

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII-B LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (10)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (10)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (10)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

10

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 11

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII-C LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100– (See Item 4) (11)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

11

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 12

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII-D LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (12)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (12)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (12)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

12

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 13

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII-F LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (13)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (13)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (13)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

13

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 14

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII-H LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (14)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (14)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (14)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

14

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 15

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII-I LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (15)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (15)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (15)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

15

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 16

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII-J LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (16)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (16)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (16)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

16

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 17

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VIII-A LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (17)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (17)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (17)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

17

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 18

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VIII-B CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (18)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (18)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (18)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

18

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 19

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VIII CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (19)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (19)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (19)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

19

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 20

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VIII-A CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (20)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (20)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (20)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

20

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 21

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VIII LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (21)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (21)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (21)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

21

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 22

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII-A LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (22)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (22)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (22)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

22

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 23

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII-E LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (23)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (23)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (23)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

23

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 24

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII-G LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (24)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (24)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (24)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

24

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 25

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII-K LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (25)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (25)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (25)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

25

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 26

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII-L LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (26)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (26)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (26)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

26

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

CUSIP No. G0443N107	13D	Page 27

1	NAMES OF REPORTING PERSONS CULLIGAN INTERNATIONAL COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 – (See Item 4) (27)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 – (See Item 4) (27)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 – (See Item 4) (27)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

27

As discussed in more detail under Item 4 below, in connection with the Merger (as defined below), Amberjack Merger Sub Limited (the “Merger Subsidiary”) merged with and into AquaVenture Holdings Limited (the “Merger”), with AquaVenture Holdings Limited surviving as a subsidiary of Culligan International Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary ceased and Culligan International Company and its affiliates beneficially owns 100% of AquaVenture Holdings Limited.

Introduction

This Amendment No. 1 to the Schedule 13D (this “Amendment”) relates to the ordinary shares, no par value (the “Shares”), issued by AquaVenture Holdings Limited (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Conyers Corporate Services (BVI) Limited, Commerce House, Wickhams Cay 1, P.O. Box 3140 Road Town, British Virgin Islands VG11110. Unless otherwise specified, capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D.

On March 30, 2020, Culligan International Company (“Culligan”), Amberjack Merger Sub Limited (“Merger Subsidiary”) and the Issuer completed the transactions contemplated by the Agreement and Plan of Merger, dated December 23, 2019, by and among Culligan, Merger Subsidiary and the Issuer (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Subsidiary merged with and into the Issuer (the “Merger”), with the Issuer surviving (the “Surviving Entity”) the Merger as a subsidiary of Culligan.

Item 4.           Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Completion of Business Combination

On March 30, 2020, pursuant to the terms and conditions of the Merger Agreement, Merger Subsidiary merged with and into the Issuer, with the Issuer surviving the Merger as a subsidiary of Culligan.

At the effective time of the Merger (the “Effective Time”), each ordinary share, of no par value per share, of the Issuer issued and outstanding immediately prior to the Effective Time (other than shares held by the Company in treasury, or owned by Culligan or Merger Subsidiary) was converted into the right to receive $27.10 in cash, without interest (the “Merger Consideration”).

Additionally, at the Effective Time, (i) the memorandum of association and articles of association of the Issuer was amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) Samuel Allen Hamood and Andrew Kellogg are the initial directors and officers of the Issuer and (iii) the separate corporate existence of Merger Subsidiary ceased and the Surviving Entity continued as the surviving company and a subsidiary of Culligan.

Following the Effective Time, the Shares that previously traded under the ticker symbol “WAAS” ceased trading on, and are being delisted from, the New York Stock Exchange.

Pursuant to the terms of the Voting Agreements (together with the Merger Agreement, the “Transaction Agreements”), the obligations of the Stockholders under the Voting Agreements automatically terminated upon completion of the Merger.

Item 5.           Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons to rows “(7)” through “(13)” of the cover page to this Amendment, as applicable to such Reporting Person, and the description of the consummation of the Merger under Item 4 of this Amendment are incorporated by reference in this Item 5 as if fully set forth herein.

(c) Except for the Transaction Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As a result of the Merger, the Voting Agreements terminated in accordance with their terms.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2020	ADVENT INTERNATIONAL CORPORATION

/s/ James Westra
	Name:	James Westra
	Title:	General Counsel and Managing Partner

Date: March 31, 2020	CULLIGAN INTERNATIONAL COMPANY

/s/ Frank John Griffith
	Name:	Frank John Griffith
	Title:	Vice President and General Counsel

Date: March 31, 2020	ADVENT INTERNATIONAL GPE VIII LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-B-1 LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-B-2 LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-B-3 LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-B LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-C LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-D LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-F LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-H LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VIII-I LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-J LIMITED PARTNERSHIP

By: GPE VIII GP S.À R.L., GENERAL PARTNER

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER

/s/ Justin Nuccio
Justin Nuccio, Manager

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ James Westra
Name: James Westra
Title: General Counsel and Managing Partner

Date: March 31, 2020	ADVENT PARTNERS GPE VIII-A LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VIII-B CAYMAN LIMITED PARTNERSHIP
ADVENT PARTNERS VIII CAYMAN LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VIII-A CAYMAN LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VIII LIMITED PARTNERSHIP

By: AP GPE VIII GP LIMITED PARTNERSHIP, GENERAL PARTNER
By: ADVENT INTERNATIONAL GPE VIII, LLC, GENERAL PARTNER
By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ James Westra
Name: James Westra
Title: General Counsel and Managing Partner

Date: March 31, 2020	ADVENT INTERNATIONAL GPE VIII-A LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-E LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-G LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-K LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-L LIMITED PARTNERSHIP

By: GPE VIII GP LIMITED PARTNERSHIP, GENERAL PARTNER
By: ADVENT INTERNATIONAL GPE VIII, LLC, GENERAL PARTNER
By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ James Westra
Name: James Westra
Title: General Counsel and Managing Partner

Date: March 31, 2020	GPE VIII GP S.À R.L., GENERAL PARTNER

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER

/s/ Justin Nuccio
Justin Nuccio, Manager

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ James Westra
	Name:	James Westra
	Title:	General Counsel and Managing Partner

Date: March 31, 2020	AP GPE VIII GP LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VIII, LLC, GENERAL PARTNER
By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ James Westra
	Name:	James Westra
	Title:	General Counsel and Managing Partner

Date: March 31, 2020	GPE VIII GP LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VIII, LLC, GENERAL PARTNER
By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ James Westra
	Name:	James Westra
	Title:	General Counsel and Managing Partner

Date: March 31, 2020	ADVENT INTERNATIONAL GPE VIII, LLC

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ James Westra
	Name:	James Westra
	Title:	General Counsel and Managing Partner